SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

The Manaagement Network Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 561693102

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561693102	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 3,417,215
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,417,215
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,417,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%[1]
14	TYPE OF REPORTING PERSON* PN

———————

Based on 36,086,633 shares of common stock of The Management Network Group, Inc. (the “Issuer”) outstanding at November 9, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 13, 2007.

CUSIP No. 561693102	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 4,078,070[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 509,999[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 4,078,070[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 509,999[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,372,661[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 3,417,215 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 660,855 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 509,999 shares of Common Stock held by its investment advisory clients, 294,591 of which are held by an investment advisory account indirectly affiliated with Bryant Riley.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 36,086,633 shares of common stock of The Management Network Group, Inc. (the “Issuer”) outstanding at November 9, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 13, 2007.

CUSIP No. 561693102	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 4,078,070[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 509,999[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 4,078,070[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 509,999[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,372,661[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[3]
14	TYPE OF REPORTING PERSON* IN

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1

Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.’s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 3,417,215 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 660,855 shares held in managed accounts by its investment advisory clients.

Riley Investment Management LLC has shared voting and dispositive power over 509,999 shares of Common Stock held by its investment advisory clients, 294,591 of which are held by an investment advisory account indirectly affiliated with Bryant Riley.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 561693102	13D	Page 5

Based on 36,086,633 shares of common stock of The Management Network Group, Inc. (the “Issuer”) outstanding at November 9, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 13, 2007.

CUSIP No. 561693102	13D	Page 6

Item 1.

Security and Issuer

Common Stock of The Management Network Group, Inc. (“Common Stock”)

7300 College Boulevard, Suite 302

Overland Park, Kansas 66210

Item 2.

Identity and Background

(a)

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Mr. Bryant R. Riley (individual residing in California)

   (b)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser.  RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”).  RIM is the investment advisor to other clients pursuant to investment advisory agreements.

 (d)

N/A

 (e)

N/A

 (f)

United States

Item 3.

Source or Amount of Funds or Other Consideration

The Reporting Persons’ purchases were made with their respective funds or affiliate funds.  See the responses to Row 4 set forth for such Reporting Person on the cover pages hereto.

Item 4.

Purpose of the Transaction

The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

On March 19, 2008, RIP, RIM and Mr. Riley sent a letter to the Board of Directors of the Issuer submitting Mr. Riley’s name for consideration to serve on the Issuer’s Board of Directors.  The nomination was submitted at the suggestion of the Board of Directors.  The letter asked that given the Reporting Persons’ significant equity ownership, the Board of Directors respond within two weeks.  The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

The Reporting Persons may, from time to time, evaluate various other alternatives with respect to the Issuer.  Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, making proposals to the Issuer, or seeking representation on the Board of Directors.

The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation Issuer’s business

CUSIP No. 561693102	13D	Page 7

and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. The Reporting Persons reserve the right to acquire additional securities from Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.

Interest in Securities of the Issuer

(a)

With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

(b)

See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)

On January 24, 2008, an investment advisory client purchased 346,296 shares at per share price of $2.2.  On January 24, 2008, an investment client sold 61,544 shares at a per share price of $2.2.  On January 28, 2008, an investment client purchased 314,559 shares at a per share price of $2.17 from another investment advisory client.

 (d)

RIM’s advisory clients, and not any of the Reporting Persons, are entitled to any dividends or proceeds paid with respect to the shares owned by them.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between Mr. Riley, RIM and RIP are described above under Item 2(c) above.  The relationship between RIM and other investment advisory clients are described under Item 2(c) above.

Item 7.

Material to be filed as Exhibits

        Exhibit A  Letter, dated March 19, 2008, from the Reporting Persons to the Issuer.

CUSIP No. 561693102	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley